12014534

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hines Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Cordova, Controller **713-966-7808**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1111 Bagby, Suite 4500	**Houston**	**Texas**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Frank Apollo, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc., as of and for the years ended December 31, 2011 and 2010, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/29, 2012

Date

Sr. Vice President and Financial Operations Principal

Notary Public

NITA J. CHESNEY
Notary Public
STATE OF TEXAS
My Comm. Exp. 01-14-2015

Hines Securities, Inc.
Table of Contents
This report contains (check all applicable boxes):

or Found to Have Existed Since the Date of the Previous Audit
(Supplemental Report on Internal Control)

Deloitte Tax LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

Deloitte.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hines Securities, Inc.:

We have audited the accompanying statements of financial condition of Hines Securities, Inc. (the "Company"), as of December 31, 2011 and 2010, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The unconsolidated supplemental schedules g, and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generall accepted in the United States. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2012

HINES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
CASH	$ 4,076,714	$ 5,110,221
DUE FROM AFFILIATES	1,736,230	1,081,368
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $704,736 and $673,173 at December 31, 2011 and 2010, respectively	100,628	112,981
PREPAID EXPENSES	514,312	337,629
TOTAL	$ 6,427,884	$ 6,642,199
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 1,675,345	$ 1,777,228
Accrued expenses	1,859,865	2,025,259
Due to affiliate	86,762	-
Other liabilities	328,092	573,381
Total liabilities	3,950,064	4,375,868
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value — authorized, 10,000 shares; issued and outstanding, 2,083 and 2,083 shares at December 31, 2011 and 2010, respectively	21	21
Additional paid-in capital	20,735,979	20,735,979
Retained deficit	(18,258,180)	(18,469,669)
Total stockholder's equity	2,477,820	2,266,331
TOTAL	$ 6,427,884	$ 6,642,199

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES:		
Sales commissions	$34,466,898	$27,344,069
Dealer manager fees	11,720,321	9,355,531
Recoveries of organizational and offering costs	16,405,703	13,200,689
Placement agent fees and recoveries	1,377,125	1,953,166
Other recoveries	274	150
Total revenues	63,970,321	51,853,605
EXPENSES:		
Salaries and wages	15,284,125	13,670,077
General and administrative	6,274,147	4,218,873
Legal and other professional fees	1,204,822	1,099,076
Travel, meals, and entertainment	1,617,707	1,394,535
Marketing	1,512,630	1,662,207
Commissions to selling broker-dealers	32,152,253	25,517,736
Marketing fees to selling broker-dealers	5,681,585	4,587,374
Depreciation expense	31,563	39,978
Total expenses	63,758,832	52,189,856
NET GAIN (LOSS)	$ 211,489	$ (336,251)

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net gain (loss)	$ 211,489	$ (336,251)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	31,563	39,978
Change in operating assets and liabilities:		
(Increase) decrease in due from affiliates	(654,862)	(503,114)
(Increase) decrease in prepaid expense	(176,683)	(70,288)
Increase (decrease) in accounts payable	(101,883)	1,023,587
Increase (decrease) in accrued expenses	(165,394)	67,283
(Decrease) increase in due to affiliates	86,762	(419,102)
(Decrease) in other liabilities	(245,289)	(209,049)
Net cash used in operating activities	(1,014,297)	(406,956)
CASH FLOWS FROM INVESTING ACTIVITIES — Additions to furniture, equipment and leasehold improvements	(19,210)	(86,688)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock		352,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,033,507)	(141,644)
CASH AND CASH EQUIVALENTS — Beginning of year	5,110,221	5,251,865
CASH AND CASH EQUIVALENTS — End of year	$4,076,714	$ 5,110,221

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE — January 1, 2010	2,047	$ 20	$ 20,383,980	$ (18,133,418)	$ 2,250,582
Issuance of common stock	35	1	351,999	-	352,000
Net loss	-	-	-	(336,251)	(336,251)
BALANCE — December 31, 2010	2,082	21	20,735,979	(18,469,669)	2,266,331
Net Gain				211,489	211,489
BALANCE — December 31, 2011	2,082	$ 21	$ 20,735,979	$ (18,258,180)	$ 2,477,820

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc., was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. Hines Securities, Inc., became Hines Real Estate Investments, Inc. (the "Company") on April 1, 2009. The Company was formed for the purpose of serving as the dealer-manager for marketing the common shares being offered by Hines Real Estate Investment Trust, Inc. ("Hines REIT"), an affiliate of the Company. On June 19, 2006, Hines REIT commenced its second public offering, pursuant to which it offered a maximum of $2.2 billion in common shares (the "Second Offering"). The Second Offering expired on June 30, 2008. On July 1, 2008, Hines REIT commenced its third public offering pursuant to which it offered a maximum of $3.5 billion in common shares (the "Third Offering"). Hines REIT ceased accepting new sales of shares in the Third Offering for subscriptions dated after December 31, 2009, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Third Offering.

On August 5, 2009, Hines Global REIT, Inc. ("Hines Global REIT") commenced its initial public offering, pursuant to which it is offering a maximum of $3.5 billion in common shares (the "Initial Global Offering"). The Initial Global Offering is expected to terminate on or before Janaury 30, 2013.

In May 2006, FINRA approved the Company's request to amend its membership agreement to allow the addition of private placements of securities and direct participation programs to its list of permissible business activities. Hines Interests Limited Partnership, an affiliate of the Company, and certain of its affiliates (collectively, "Hines") is the sponsor of Hines REIT, Hines Global REIT and other private real estate funds. The Company participates in the distribution and sale of interests in certain of these funds through private placement transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2011 and 2010, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership (the "Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) and amounts due from the Hines REIT for sales commissions and dealer-manager fees (see Note 3) totaling $182 and $182 at December 31, 2011 and 2010, respectively. Due from affiliates also includes amounts due from Hines Global Advisors Limited Partnership (the "Global Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $868,463 and $288,406 at December 2011 and 2010, respectively, and amounts due from Hines Global REIT for sales commissions and dealer-manager fees (see Note 3) totaling $286,304 and $778,607 at December 31, 2011 and 2010, respectively.

Due From Affiliates — Also included in due from affiliates are amounts due from Hines related to private placement reimbursements totaling $581,282 and $14,174 at December 31, 2011 and 2010, respectively (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Private placement fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — The Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT and Hines Global REIT. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines Global REIT's common shares and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of Hines REIT's and Hines Global REIT's common shares, (3) facilities and technology costs and other costs and expenses associated with the Offering and marketing of Hines Global REIT's common shares, (4) costs and expenses of conducting Hines Global REIT's educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by the Advisor and Global Advisor. These expenses, totaling $16,405,703 and $13,200,689 for the years ended December 31, 2011 and 2010, respectively, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses consist of insurance and software licenses, which are being amortized over the life of their respective contracts. Other assets comprise employee receivables related to standing travel advances.

Accrued Expenses — Accrued expenses primarily consist of salaries and internal sales commissions due to the Company's employees of $1,375,586 and $1,230,364 at December 31, 2011 and 2010, respectively, and marketing fees and commissions of $275,217 and $618,470 at December 31, 2011 and 2010, respectively, payable to selling broker-dealers in conjunction with their selected dealer agreements with the Company (see Note 4).

Due to Affiliate — Due to affiliate comprises amounts due to Hines REIT for dealer-manager fees received that had not yet been earned.

Subsequent Events — The Company has evaluated subsequent events through February 28, 2012, which is the date the financial statements were available to be issued.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — Hines REIT — The Company has entered into dealer-manager agreements ("DMA"s) with Hines REIT for the marketing of common shares being offered pursuant to the Second Offering and the Third Offering. The DMA related to the Second Offering expired on June 30, 2008, in conjunction with the termination of the Second Offering. On June 30, 2008, the Company executed a DMA for the Third Offering. The DMA related to the Third Offering expired on December 31, 2009 when Hines REIT ceased new sales of primary offering shares.

The DMAs for the Second and Third Offerings provide that Hines REIT pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to each offering, all of which is reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines REIT's dividend reinvestment plan. Both agreements also provide that Hines REIT pay the Company a dealer-manager fee in the amount of up to 2.2% of the gross proceeds of the common shares sold, a portion of which may be reallowed to selected selling broker-dealers in the form of marketing fees.

No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines REIT's dividend reinvestment plan. The DMA for the Third Offering does not provide for dealer-manager fees or selling commissions to be paid on sales to investors who are party to an agreement with a licensed broker-dealer, investment advisor, or bank trust department pursuant to which the investor pays a fee based on assets under management, such as a "wrap fee," "commission replacement fee," or similar fee.

Additionally, Hines REIT or the Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — Hines Global REIT — The Company has entered into a dealer-manager agreement (the "Global DMA") with Hines Global REIT for the marketing of common shares being offered pursuant to the Initial Global Offering. The Global DMA was expected to terminate on August 5, 2011, in conjunction with the termination of the Initial Global Offering. The Initial Global Offering was extended one year to August 5, 2012. The DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines Global REIT or the Company under certain circumstances.

The Global DMA for the Initial Global Offering provides that Hines Global REIT pay the Company selling commissions in an amount up to 7.5% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT's dividend reinvestment plan. The Global DMA also provides that Hines Global REIT pay the Company a dealer-manager fee in the amount of up to 2.5% of the gross proceeds of the common shares sold, of which 1.5% may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT's dividend reinvestment plan.

Additionally, Hines Global REIT or the Global Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with the Advisor related to certain services that the Advisor has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on December 31 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid on a monthly basis. For the years ended December 31, 2011 and 2010, $520,215 and $488,981, respectively, was included in general and administrative expense, and approximately $177,744 and $241,491, respectively, was included in salaries and wages in the accompanying statements of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with Hines. Pursuant to these agreements, the Company acts as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by Hines.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These expenses, totaling $1,347,125 and $1,893,166 for the years ended December 31, 2011 and 2010, respectively, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Hines REIT Second and Third Offerings and the Hines Global REIT Initial Global Offering. The selected dealer agreements related to the Second Offering expired on June 30, 2008, in conjunction with the termination of the Second Offering. The selected dealer agreements related to the Hines REIT Third Offering expired on December 31, 2009, when Hines REIT ceased new sales of Primary Offering Shares. The selected dealer agreements related to the Hines Global REIT Initial Global Offering are due to expire on the date that the Initial Global Offering is terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Hines REIT Second and Third Offerings and the Hines Global REIT Initial Global Offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the Hines REIT Second and Third Offering and the Hines Global REIT Initial Global Offering (subject to certain reductions related to sales to related parties and sales volume discounts) and will pay no selling commissions related to shares issued pursuant to Hines REIT's dividend reinvestment plan or advisory fee sales or Hines Global REIT's dividend reinvestment plan. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fee it receives from Hines REIT or Hines Global REIT.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Hines Real Estate Investments, Inc., Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" of Hines REIT shares as defined in the Plan. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion. On December 31, 2006, the Plan was amended to fully vest and distribute account balances for certain employees in 2007. On December 31, 2008, the Plan was amended and restated to remove additional deferral options available to participants.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards will be paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2011, the Company granted LTI Awards of $403,140 and recognized compensation expense of $219,156. In 2010, the Company granted LTI Awards of $180,083 and recognized compensation expense of $31,224. The related payable of $298,061 and $236,435 at December 31, 2011 and 2010, respectively, is included in other liabilities in the accompanying balance sheets.

Operating Leases — The Company leases its office and certain office equipment under noncancelable operating leases. At December 31, 2011, future minimum rental commitments under these leases were as follows:

Years Ending December 31	
2012	$204,171
2013	174,608
2014	-
2015	-
2016	-
Thereafter	-
Total	$378,779

Rent expense totaled approximately $301,133 and $303,146 for the years ended December 31, 2011 and 2010, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2011, the Company had net capital, as defined, of $397,421 which was $134,083 in excess of its required net capital of $263,338, and its ratio of aggregate indebtedness to net capital was 9.9 to1. At December 31, 2010, the Company had net capital, as defined, of $1,352,878 which was $1,061,154 in excess of its required net capital of $291,724, and its ratio of aggregate indebtedness to net capital was 3.2 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC.

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$2,477,820	$2,266,331
Deductions:		
Nonallowable assets:		
Due from affiliates	1,465,458	462,843
Prepaid expenses and other assets	514,313	337,629
Furniture, equipment, and leasehold improvements — net	100,628	112,981
Net capital before haircuts on securities	397,421	1,352,878
NET CAPITAL	$ 397,421	$1,352,878
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$3,950,064	$4,375,868
TOTAL AGGREGATE INDEBTEDNESS	$3,950,064	$4,375,868
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.91 to1	3.2 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 263,338	$ 291,724
Excess net capital	$ 134,083	$1,061,154

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in the Company's unaudited FOCUS report as of December 31, 2011, as filed on January 26 , 2012.

HINES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2011 AND 2010

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte Tax LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 28, 2012

To the Board of Directors and Stockholder of
Hines Securities, Inc.:

In planning and performing our audit of the financial statements of Hines Securities, Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

HINES SECURITIES, INC.

(formery known as "Hines Real Estate Investments, Inc.")

(S.E.C. I.D. No. 8-66096)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010, AND
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a **PUBLIC** Document